EXHIBIT 99.9

Press Release

Results of the 2019 Capital increase reserved for employees and former employees of the Total Group

Paris, May 31, 2019 - In accordance with its proactive policy to increase employee shareholding, the Board of Directors of TOTAL S.A. decided, on September 19, 2018, to carry out a capital increase reserved for employees and former employees of the Group worldwide under the conditions set by the eighteenth resolution at the Shareholders’ Meeting of June 1, 2018.

The Chairman and CEO decided, on April 25, 2019, to set (i) the subscription price at 40.10 euros per share, corresponding to the average of the closing prices of the TOTAL share on Euronext Paris over the 20 trading sessions preceding the date of this decision, reduced by a 20% discount and rounded off to the highest tenth of a euro; and (ii) the subscription period from April 26 to May 14, 2019 (included).

At the end of this period, 45,096 employees in 99 countries, representing 38.81 % of the eligible Group employees and former employees, subscribed to this capital increase for an amount of 394.8 million euros, an increase of 16% compared to the subscription in 2018.

As a consequence, 10,047,337 new shares representing 0.38 % of TOTAL S.A.’s share capital as of April 30, 2019 will be issued on June 6, 2019, will carry immediate dividend rights and will be fully assimilated with existing TOTAL shares already listed on Euronext Paris.

Following this issuance, the employee shareholders in TOTAL S.A.’s share capital, within the meaning of Article L. 225-102 of the French Commercial Code, represents 5 % of
TOTAL S.A.’s share capital as of April 30, 2019.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms "Total", "Total Group" and Group are sometimes used for convenience. Likewise, the words "we", "us" and "our" may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.